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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*



                           BIOTRANSPLANT INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                     09066y
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_| Rule 13d-1(b)
            |X| Rule 13d-1(c)
            |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                  SCHEDULE 13G

CUSIP NO.     09066y                                 Page   2   of   4  Pages
===============================                    ============================

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph A. Cohen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                           (a)  / /
     OF A GROUP*                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     872,500
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.14%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                  This statement constitutes Amendment No. 3 to the Statement on
Schedule13G filed with the Securities and Exchange Commission by Joseph A. Cohen with respect to securities of Biotransplant Incorporated.

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Biotransplant Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Charlestown Navy Yard, Building 75, Third Avenue, Charlestown, MA 02129.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  This Statement is being filed to report the fact that the Filing Person has ceased to be the beneficial owner of more than five percent of the Company's Common Stock. Such determination is based upon the number of shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

ITEM 10.          CERTIFICATIONS.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Page 3 of 4

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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:        January 30, 2002



                                 /s/ Joseph A. Cohen
                                 ----------------------------------------------
                                 Joseph A. Cohen





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